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                                              Commission File Number: 000-10849
                                       Subject Company: Allegiant Bancorp, Inc.

                  Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
                         to Rule 14a-12 of the Securities Exchange Act of 1934.


TRANSITION NEWS
---------------

News about the Allegiant/National City Merger                    March 31, 2004

INFORMATION ABOUT EMPLOYEE BENEFITS, PROGRAMS AND POLICIES:


KEEPING YOU INFORMED

We are quickly approaching the April 9 transaction closing date and are looking forward to having Allegiant employees officially join the National City family. As we move forward, open and timely communication continues to be a top priority for our integration team and senior management. We will use the intranet as the main and fastest way to get you the transition information you need. There will also be special orientation sessions and other resources to help you get comfortable in our newly merged organization. Here are some of the key information resources available to you:

o TRANSITION NEWS. Transition News will be posted at the middle and end of each month. In the beginning, Transition News will be posted on both the Allegiant intranet and Gateway, the National City intranet. By mid-summer, all Allegiant business units will be converted to Gateway - where a special section, the Allegiant Community, is already in place.

o EMPLOYEE UPDATE. Every quarter all National City employees receive this publication featuring company news, employee news, and financial updates. You will soon receive the First Quarter 2004 issue via interoffice mail.

o ORIENTATION SESSIONS. What is National City's strategic direction? What employee actions lead to success? National City Institute (NCI), our training and development group, will conduct special orientation sessions to help you learn about the National City culture and business priorities during the weeks of April 19 and April 26. Invitations will be sent through interoffice mail.

o "WHAT'S ON YOUR MIND?" PHONE LINE AND EMAIL. A special phone line and email box have been set up for employee questions. You can call (888)287-1245 and leave a voicemail message, along with your contact information, and

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     we'll call you back with answers. If you prefer, you can send your question to KEBOX@ALLEGIANTBANK.COM and receive an electronic response. Responses to questions of general interest will be included in future issues of Transition News.

Stock Purchase Plans

By January 2005, transition of Allegiant employees to the National City payroll will be complete. After the transfer, you will be offered the opportunity to participate in the National City Stock Purchase Plan. Here are a few things you need to know in the meantime.

IF YOU PARTICIPATE IN THE ALLEGIANT STOCK PURCHASE PLAN
If you currently have stock in the Allegiant Bancorp Dividend Reinvestment and Stock Purchase Plan, you recently received a letter with instructions and an election form. You must complete your election form indicating whether you want the consideration for your Allegiant stock paid in cash, National City Corporation stock, or a combination.

The deadline for returning your enrollment form is APRIL 8. If you miss the deadline, your payout will be made in cash, which is taxable to you.

If you choose to receive any portion of your Allegiant Plan account in shares of National City stock, you may elect to have your new stock held in the National City Stock Purchase Plan and your dividends reinvested. Your National City stock certificate will be sent to you along with additional information about the National City Plan.

IF YOU DO NOT PARTICIPATE IN THE ALLEGIANT STOCK PURCHASE PLAN
If you do not currently have stock in the Allegiant Plan, you can join the National City Stock Purchase Plan in January 2005. The Plan lets you purchase shares of National City stock, with no broker fees, through payroll deduction. If you want to own National City stock before then, contact your broker or NatCity Investments. Any stock purchase you make outside the National City Stock Purchase Plan is subject to normal broker fees.

In connection with the proposed transaction, a registration statement on Form S-4 and an amended registration statement on Form S-4/A, containing the final proxy statement/prospectus related to the proposed merger, were filed with the SEC. Additionally, the final proxy statement/prospectus and form of proxy were sent to Allegiant shareholders on March 20, 2004. Shareholders of Allegiant are encouraged to read the registration statement, as amended, and the final proxy statement/prospectus because they contain important information about the proposed merger. Copies of these filings are available at no cost on the SEC's website at www.sec.gov or on National City Corporation's website at www.nationalcity.com.